TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 430-7072   Fax:  (780) 930-7073

February 16, 2005

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS INC.

ANNOUNCES PRIVATE PLACEMENT CLOSING AND

STOCK OPTION GRANTS

Titan Trading Analytics Inc. (the “Corporation” or “TTA”) announced today that it has completed the closing of a private placement, raising gross proceeds of $218,000, an increase over the expected proceeds of $150,000.  The proceeds from the placement will be used to enhance marketing and training programs, software development and working capital.  The private placement consisted of the issuance of 1,453,333 Common Shares and 1,453,333 Warrants exercisable at $0.20 on or before February 14, 2006, and at $0.25 on or before February 14, 2007.  The securities issued under the private placement are subject to a four-month hold period.

Mr. Kenneth W. Powell, President of the Corporation subscribed for 300,000 Common Shares and 300,000 Warrants under the private placement.  As a result, Mr. Powell now holds 4,145,833 (24%) of the Common Shares, options to acquire 400,000 Common Shares, and Warrants entitling the holder to acquire 1,600,000 Common Shares on exercise of the Warrants

The Corporation also announces that subject to regulatory approval, Titan intends to grant a total of 510,593 stock options to directors and consultants to the Corporation.  The options will have an exercise price of $0.155, with vesting over an eighteen-month period and a five year term to expiry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

(780) 930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.